Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  January 22, 2002

FOR IMMEDIATE RELEASE

CONTACT:	Judianne Atencio Communications Director EchoStar Communications Corp. 303/723-2010 judianne.atencio@echostar.com	Marc Lumpkin Communications Manager EchoStar Communications Corp. 303/723-2020 mark.lumpkin@echostar.com

ECHOSTAR COMMUNICATIONS CORPORATION COMPLETES
VIVENDI UNIVERSAL INVESTMENT

Littleton, Colo., Tuesday, Jan. 22, 2002 - EchoStar Communications Corporation (NASDAQ: DISH) announced today that it has closed the previously announced $1.5 billion Vivendi Universal (NYSE: V; Paris Bourse: EX FP) equity investment in EchoStar.

Proceeds from the investment are expected to be used to provide a portion of the funding for the pending merger with Hughes Electronics Corporation, a wholly owned subsidiary of General Motors Corporation (NYSE: GM, GMH) and the parent company of DIRECTV, and for general corporate purposes.

At today’s closing, Vivendi Universal received 5,760,479 newly issued shares of EchoStar Series D Preferred Stock at an issue price of approximately $260.40 per share in exchange for the $1.5 billion equity investment by Vivendi Universal. Each share of the preferred stock will have the same economic and voting rights as the 10 shares of Class A common stock into which it is convertible and will have a liquidation preference equal to its issue price. In connection with the consummation of the pending merger with Hughes Electronics Corporation, the Series D Preferred stock will convert into shares of new EchoStar Class A common stock. In the event the merger is not consummated for any reason, the Series D Preferred Stock would convert into shares of EchoStar Class A common stock upon the occurrence of certain events as described in the investment documents. As a result of the transaction, Vivendi Universal owns approximately 10 percent of EchoStar’s fully diluted equity, or less than 5 percent of the combined EchoStar/Hughes fully diluted equity assuming the pending merger is consummated. The shares represent approximately 2 percent of the total fully diluted voting rights of EchoStar today, and would represent less than 1 percent of the total fully diluted voting rights of the new company assuming the Hughes merger is consummated.

Also effective today, Jean-Marie Messier, the chairman and CEO of Vivendi Universal, became a member of EchoStar’s Board of Directors.

The transactions are not conditioned on the closing of the EchoStar-Hughes merger and will remain in effect whether or not the EchoStar-Hughes merger is approved.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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Vivendi Universal contacts:
Anita Larsen
212.572.1118

Mia Carbonell
212.572.7556